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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-33784
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SANDRIDGE ENERGY, INC. 401(K) PLAN
(Exact name of registrant as specified in its charter)
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SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102
(405) 429-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interests in the SandRidge Energy, Inc. 401(K) Plan
(Title of each class of securities covered by this Form)
SandRidge Energy, Inc. Common Stock, par value $0.001 per share (1)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None (2)

(1)
Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the SandRidge Energy, Inc. 401(K) Plan (the “Plan”), the duty to file reports under Section 13(a) or 15(d) remain with respect to SandRidge Energy, Inc. common stock, par value $0.001 per share (the “Common Stock”).

(2)
The Plan no longer offers Common Stock as an investment option. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including reports on Form 11-K.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, SandRidge Energy, Inc. 401(K) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SANDRIDGE ENERGY, INC. 401(k) PLAN
Date: June 23, 2017	By:	/s/ R. SCOTT GRIFFIN
R. Scott Griffin
Senior Vice President, People & Culture,
on Behalf of SandRidge Energy, Inc. as Plan Administrator